Exhibit 99.3

THTQ 000001 SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS    X9X X9X CANADA Security Class COMMON SHARES Holder Account Number C9999999999 IND Form of Proxy—Annual Meeting of Shareholders to be held on May 10, 2022 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the annual meeting of shareholders or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting on each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Proxy Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This proxy should be read in conjunction with the accompanying Notice of Meeting and the Management Proxy Circular provided by Management. Proxies submitted must be received by 5:00 pm, Eastern Daylight Time, on May 6, 2022. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER    23456 78901 23456

SAM SAMPLE C9999999999 IND C01 Appointment of Proxyholder The undersigned shareholder of Theratechnologies Inc. (the “Corporation”) hereby appoint: Dawn Svoronos, Chair of the Board or, failing this person, Paul Lévesque, President and Chief Executive Officer (the “Management Nominees”) OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. as my proxyholder to attend and act for and on my behalf at the Annual Meeting of Shareholders of the Corporation to be held at the International Air Transport Association, 800 Square-Victoria Street, 11th Floor, Montreal, Québec, on Tuesday, May 10, 2022 at 10:00 a.m., (the “Meeting”), and at any adjournment thereof, with full power of substitution and with all the powers which the undersigned could exercise with respect to his/her common shares if personally present at the Meeting. The shares are to be voted, on any ballot, in accordance with the instructions given below: VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors 01. Joseph Arena 04. Gary Littlejohn 07. Alain Trudeau 02. Frank Holler 05. Paul Lévesque 08. Dawn Svoronos 03. Gérald Lacoste 06. Andrew Molson 09. Dale Weil For Withhold 2. Appointment of Auditors Vote FOR or WITHHOLD from voting with respect to the appointment of auditors. 3. Resolution 2022-1 Approving the Amendments and Renewal of the Shareholder Rights Plan Vote FOR, AGAINST or WITHHOLD from voting with respect to Resolution 2022-1 approving the amendments and renewal of the Shareholder Rights Plan. 4. Resolution 2022-2 Approving the Amendments to the Share Option Plan Vote FOR, AGAINST or WITHHOLD from voting with respect to Resolution 2022-2 approving the amendments to the Share Option Plan. Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. Signature(s) Date Interim Financial Statements—Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements—Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. T H T Q 3 3 8 9 3 0 1 A P I Z A R 1 9 9 9 9 9